Exhibit 99.1

Sinovac Determines Trigger Event Occurred Under Rights Agreement

•	Sinovac Board of Directors Determines Certain Collaborating Shareholders Became Acquiring Persons, Voiding their Preferred Share Purchase Rights;
•	Valid Preferred Share Purchase Rights Held by all Non-Collaborating Shareholders Exchanged for Common and Preferred Shares;
•	Board of Directors Amends and Restates Rights Agreement and Declares Dividend Distribution of New Preferred Share Purchase Rights.

February 22, 2019

Beijing--(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that its Board of Directors (the “Board”) determined that certain stockholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), prior to the Company’s Annual General Meeting held on February 6, 2018 (the “AGM”). As a result, a “Trigger Event” occurred under the Rights Agreement. The Board effectuated the exchange (the “Exchange”) of each preferred share purchase right (the “Rights”) that was valid and outstanding as of the close of trading in the United States on February 22, 2019 for 0.655 of the Company’s common shares (the “Common Shares”) and 0.345 of the Company’s newly created Series B Convertible Preferred Shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). The total Exchange Shares to be received by any holder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. Since the Company is issuing a significant number of new Common Shares and Series B Preferred Shares in the Exchange, shareholders should expect the share price to adjust downwards to reflect the issuance of the Exchange Shares. The Board also amended and restated the Rights Agreement and declared a dividend of one preferred share purchase right (the “New Rights”) for each share of the Company’s capital stock outstanding as of the close of business on February 22, 2019.

Overview

•	As previously disclosed by the Company on December 19, 2018, the High Court of Justice of Antigua and Barbuda held that the Company’s Rights Agreement is valid under Antigua law and found that “there was a secret plan to take control of the Company” at the AGM.

•	Based upon the Court’s judgment and other facts, the Board determined that 1Globe Capital, LLC, Chiangjia Li, OrbiMed Advisors LLC and those additional shareholders who voted together with the foregoing at the AGM, together with their affiliates and associates (collectively, the “Collaborating Shareholders”) became Acquiring Persons on or prior to the AGM and their conduct resulted in a Trigger Event under the Rights Agreement.

•	Under the Rights Agreement, a Trigger Event occurs when any group of shareholders who beneficially own 15% or more of the Company’s securities have an agreement, arrangement or understanding to act together for the purpose of acquiring, holding, voting or disposing of any securities of the Company.

•	As a result of becoming Acquiring Persons, the approximately 28.7 million Rights of the Collaborating Shareholders automatically became void under the terms of the Rights Agreement.

•	Pursuant to the Rights Agreement, the Board elected to exchange the approximately 42.4 million Rights held by the Company’s shareholders other than the Collaborating Shareholders for a combination of approximately 27.8 million Common Shares and approximately 14.6 million Series B Preferred Shares, all of which Sinovac issued today into a trust for the benefit of the holders of the valid and outstanding Rights. The Exchange Shares will not be released from the trust earlier than March 8, 2019.

•	As a result of this issuance, the aggregate number of outstanding Common Shares increased from approximately 71.1 million to approximately 98.9 million. The approximately 14.6 million newly issued Series B Preferred Shares share equally in all dividends and distributions of the Company and vote together with the Common Shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. In addition, until the Series B Preferred Shares are converted into Common Shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears.

•	The Board also amended the Rights Agreement to extend the expiration date of the Rights Agreement to February 22, 2020 and to declare a dividend of one New Right for each share of the Company’s capital stock outstanding as of the close of business on February 22, 2019. One New Right will also be delivered with each share newly issued following this date.

•	In order to receive the Exchange Shares in the Exchange, holders of eligible Rights must follow the instructions set forth under “Process for Completing Exchange of Rights” below.

Exchange of Rights for Common and Series B Preferred Shares

On December 19, 2018, the High Court of Justice of Antigua and Barbuda held that the Company’s Rights Agreement is valid under Antigua law, and found that “there was a secret plan to take control of the Company” at the AGM. The Antigua High Court decision, dated December 19, 2018, which has been appealed by 1Globe Capital, LLC, is publicly available as part of claim ANUHCV 2018/0120 in the Eastern Caribbean Supreme Court in the High Court of Justice of Antigua and Barbuda and is available on the Company’s website (http://www.sinovac.com/file/20181219.Judgment.pdf).

On February 18, 2019, after reviewing the Court’s judgment and considering all additional facts known to the Board, the Board determined that the Collaborating Shareholders became Acquiring Persons on or prior to the AGM and that their conduct resulted in a Trigger Event. As a result, Rights held by the Collaborating Shareholders are void and thus ineligible for exchange.

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Pursuant to the Rights Agreement, the Board implemented the Exchange. As a result, each holder of eligible Rights will have the right to receive one Exchange Share in exchange for each Right. The total Exchange Shares to be received by any holder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. As of the close of trading in the United States on February 22, 2019, the Rights converted into the right to receive the Exchange Shares and will no longer trade with the Common Shares, and will not otherwise trade on any securities market.

In order to facilitate the Exchange, today the Company issued 27,777,341 Common Shares and 14,630,813 Series B Preferred Shares into a trust for the benefit of the holders of the valid Rights. In order to receive the Exchange Shares, holders of valid Rights must follow the instructions set forth under “Process for Completing Exchange of Rights” below. The trust agreement provides that shares cannot be released from the trust prior to March 8, 2019.

The Series B Preferred Shares issued today share equally in all dividends and distributions made on the Common Shares and vote together with the Common Shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into Common Shares at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of Common Shares of the Company. The Company intends to seek authorization to increase the authorized number of Common Shares of the Company at the next annual general meeting. Until the Series B Preferred Shares are converted into Common Shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to $0.41 per annum, payable quarterly in arrears.

Immediately prior to the Exchange, 71,140,902 Common Shares were outstanding, and no Series B Preferred Shares were outstanding. The Company now has 98,918,243 Common Shares and 14,630,813 Series B Preferred Shares outstanding. Since the Company is issuing a significant number of new Common Shares and Series B Preferred Shares in the Exchange, shareholders should expect the share price to adjust downwards to reflect the issuance of the Exchange Shares.

In connection with the Exchange, The Nasdaq Stock Market LLC (“Nasdaq”) has advised the Company that it expects to implement a halt in trading in the Common Shares until at least March 8, 2019 in order to facilitate the orderly distribution of the Exchange Shares. The Company will work with Nasdaq to resume trading of the Common Shares as expeditiously as possible after such date, but is unable to currently estimate when trading will resume.

Adoption of Amended and Restated Rights Agreement and Distribution of New Rights

Also on February 22, 2019, the Board adopted an Amended and Restated Rights Agreement (as amended, the “A&R Rights Agreement”) to protect the best interests of all the Company’s shareholders. The A&R Rights Agreement is designed to ensure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The A&R Rights Agreement is not intended to prevent or interfere with any actions with respect to the Company (including an acquisition of the Company) that the Board determines is in the best interests of all of the Company’s shareholders.

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Under the A&R Rights Agreement, which was adopted following evaluation and consultation with the Company’s outside financial and legal advisors, one New Right will be distributed for each Common Share and Series B Preferred Share outstanding as of the close of business on February 22, 2019. The Company is taking the position that the adoption of the A&R Rights Agreement is not a taxable event for shareholders for U.S. federal income tax purposes. The New Rights will have substantially similar rights to the Rights being exchanged under the Rights Agreement and will, under certain circumstances, entitle shareholders to purchase one one-thousandth (subject to adjustment) of a share of the Company’s newly created Series C Junior Participating Preferred Shares at an exercise price of $20.00. The Board will be entitled to redeem the New Rights at $0.01 per right at any time before a person or group has acquired 15% or more of the outstanding share capital of the Company. The New Rights will expire on February 22, 2020, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated.

Subject to limited exceptions, if a person or group acquires 15% or more of the share capital of the Company or announces a tender offer and the consummation of that offer would result in such ownership (we refer to such a person or group as an “acquiring person”), each New Right will entitle its holder to purchase, at the right’s then-current exercise price, a number of Common Shares having a market value at that time of twice the right’s exercise price. New Rights held by the acquiring person will become void and will not be exercisable. If the Company is acquired in a merger or other business combination transaction that has not been approved by the Board after the rights become exercisable, each New Right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring Company’s common stock having a market value at that time of twice the right’s exercise price.

Further details about the Amended and Restated Rights Agreement will be contained in a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission.

Latham & Watkins LLP, Morris Nichols Arsht & Tunnell and Dentons Delany serve as legal advisors to the Company.

Process for Completing Exchange of Rights

If you held Common Shares as of the close of trading in the United States on February 22, 2019, you will receive a letter describing the Exchange and the procedures the non-Collaborating Shareholders must follow in order to receive the Exchange Shares in exchange for their Rights. The exchange procedures are designed to ensure that Exchange Shares are not transferred to Acquiring Persons.

Today, the Exchange Shares were issued into the Shareholder 2019 Rights Exchange Trust in the name of Wilmington Trust, National Association (the “Trustee”), which holds the Exchange Shares for the benefit of the Company’s shareholders entitled to receive such Exchange Shares in exchange for the Rights. Upon completion of the verification procedures described below, the Trustee will direct Pacific Stock Transfer Company (the “Transfer Agent”) to exchange the applicable Rights for the appropriate number of Exchange Shares. Pursuant to the trust agreement between the Company and the Trustee, no shares will be released from the trust prior to March 8, 2019.

Sinovac will use different verification procedures for shareholders who hold their Common Shares in “street name” through a bank, broker or other nominee and for shareholders that own shares in their own name on the books and records of the Company. Common Shares held in record name are registered directly in a shareholder’s name with the Transfer Agent.

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Procedures for shareholders who hold their shares in “street name” through a bank, broker or other nominee:

1.	You will receive a letter and certification form from your bank, broker or other nominee in the coming days, which will contain additional information regarding the Exchange and will outline the precise procedures you must follow in order to certify your status as a non-Acquiring Person in order to receive the Exchange Shares to which you are entitled.
2.	You will be required to complete the certification form and return it to your bank, broker or other nominee.
3.	Your bank, broker or other nominee will aggregate the certifications received from the Company’s shareholders and will submit a master certification to the Trustee with respect to such shareholders.
4.	Once a master certification is received by the Trustee from a bank, broker or other nominee, the Company will review such certification and, upon completion of such review, direct the Trustee to direct the Transfer Agent to distribute the appropriate number of Exchange Shares out of the Trust and into the certifying bank, broker or other nominee’s account, who will then credit the beneficial owner’s account with the appropriate number of Exchange Shares.

Procedures for shareholders who hold their shares as shareholders of record:

1.	You will receive a letter and certification form in the coming days, which will contain additional information regarding the Exchange and will outline the precise procedures you must follow in order to certify your status as a non-Acquiring Person in order to receive the Exchange Shares to which you are entitled.
2.	You will be required to complete the certification form and return it to the Trustee.
3.	Once your certification form is received by the Trustee, the Company will review such certification and, upon completion of such review, will direct the Trustee to direct the Transfer Agent to credit the appropriate number of Exchange Shares to your account on the books and records of the Company.

If you or your bank, broker or other nominee require assistance in completing and submitting the necessary certification forms, please contact MacKenzie Partners using the information included below:

MacKenzie Partners, Inc.

1407 Broadway 27th Floor

New York, NY 10018

United States

Toll Free (United States): +1.800.322.2885

International: +1.212.929.5500

Email: sinovac@mackenziepartners.com

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About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any potential halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-5693-1886

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis, +1-415-745-3294

sbe@abmac.com

Sydney Isaacs, +1-713-999-5104

sri@abmac.com

Investors:

MacKenzie Partners, Inc.

Paul Schulman, +1-212-929-5364

pschulman@mackenziepartners.com

ICR Inc.

Bill Zima, +1-646-308-1707

william.zima@icrinc.com

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